Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2009 JAN -6 A 8:

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	18 December 2008	No of sheets:	2

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

SUPPL

Current report 53/2008

The Management Board of KGHM Polska Miedź S.A. hereby announces that on 18 December 2008 the purchase by KGHM Polska Miedź S.A. of the shares of Polkomtel S.A. from TDC Mobile International A/S (TDC A/S) ("TDC") was settled, based on the Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A., dated 10 March 2006, executed by KGHM Polska Miedź S.A., PKN ORLEN S.A., Polskie Sieci Elektroenergetyczne S.A. (currently PGE Polska Grupa Energetyczna S.A.) and WĘGLOKOKS S.A., as the purchasers, and TDC Mobile International A/S (currently TDC), as the seller.

As a result of the settlement of this transaction, KGHM Polska Miedź S.A. has acquired 980 486 ordinary registered shares in Polkomtel S.A., with a nominal value of PLN 100 each, representing approx. 4.78% of the share capital of Polkomtel S.A., for a purchase price of EUR 180.50 per share (the equivalent of PLN 753.41 pursuant to the National Bank of Poland exchange rate for EUR/PLN of 18 December 2008), i.e. for an aggregate purchase price of EUR 176 977 723 (the equivalent of PLN 738 705 016 pursuant to the National Bank of Poland exchange rate for EUR/PLN of 18 December 2008). The purchase price for the shares of Polkomtel S.A. acquired by KGHM Polska Miedź S.A. was paid for in cash. The carrying amount of the shares of Polkomtel S.A. acquired by KGHM Polska Miedź S.A. will be recognised in the accounts of KGHM Polska Miedź S.A. at purchase cost, including transaction costs. As a result of settlement of this transaction, KGHM Polska Miedź S.A. holds 24.39% of the share capital of Polkomtel S.A.

The other shareholders of Polkomtel S.A. (including Vodafone Americas Inc. via Vodafone International Holdings B.V., a member of the Vodafone Group) have also acquired today the shares of Polkomtel S.A. held by TDC. The shareholders acquired a total of 4 019 780 ordinary registered shares of Polkomtel S.A., jointly with the shares acquired by KGHM Polska Miedź S.A., from TDC in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A.

09045028

Exemption number: 82 4639

Currently the Polish shareholders, i.e. KGHM Polska Miedź S.A., PKN ORLEN S.A., PGE Polska Grupa Energetyczna S.A. and WĘGLOKOKS S.A. hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

See also: current report No. 19/2006 dated 10 March 2006 and current report No. 51/2008 dated 21 November 2008.

Legal basis: art. 56 sec. 1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws No. 184, item 1539)

WICEPREZES ZARZĄDU

Maciej Dyjbura

PREZES ZARZĄDU

Mirosław Krutin

MW

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2009 JAN -6 A 8:23

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	6 January 2009	*No of sheets:*	*2*

Current report 1/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 5 January 2009 an agreement for the acquisition of the shares of the company „Biowind" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) and two physical persons.

Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „Biowind" Sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of „Biowind" Sp. z o.o.
The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash.

The share capital of „Biowind" Sp. z o.o. amounts to PLN 50 thousand and is divided into 1000 shares with a nominal value of PLN 50 per share.

The carrying amount of the assets in the accounts of „Energetyka" sp. z o.o. is PLN 450 thousand.

The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o.

The assets acquired are of a long-term, equity investment nature.

There is no relation between KGHM Polska Miedź S.A. and the management and supervisory personnel of KGHM Polska Miedź S.A. and the sellers of these shares.

The purchase of shares of „Biowind" Sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an investment related to the construction of a wind farm.

MS

Exemption number: 82 4639

The criteria used for describing the assets as significant is that the financial assets acquired by „Energetyka" sp. z o.o. exceed 20% of the share capital of „Biowind" Sp. z o.o.

Legal basis: § 5 sec. 1 point 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

PREZES ZARZĄDU
Mirosław Krutin

END